Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	08 July 2003	No of sheets:	12

Announc[illegible] quired statutory authorities



Current report 37/2003

03024388

The Management Board of KGHM Polska Miedź S.A. announces that it has received a ruling of the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration dated 21 June 2003 on registration in the National Corporate Register of changes to the Statutes of the Company, passed by resolution Nr 13/2003 of the Ordinary General Meeting on 29 May 2003, based on the following changes: to para. 19 section 6; para. 20 section 2 point 5; para. 22 section 4; the addition in para. 22 of sections 6, 7 and 8; the addition in para. 25 of section 3; the addition in para. 28 of sections 3 and 4; and the redesignation of the contents of para. 34 as section 1 and the addition of para. 2 therein. The Court of Registration rejected registration of the change relating to § 22 section 3 of the Statutes, which had been based on the addition of a second sentence having the wording „A request for the convening of a General Meeting, and for the insertion of specific points in the agenda, should be justified in writing by the party making the request" .

Following is the text of the Statutes reflecting these changes, registered under National Court of Registration number 0000023302.

The Statutes of KGHM Polska Miedź Spółka Akcyjna (joint stock company) with its registered head office in Lubin

I. GENERAL PROVISIONS

§1

1. The name of the Company shall be KGHM Polska Miedź Spółka Akcyjna.
2. The Company may use the abbreviation KGHM Polska Miedź S.A.

§2

The registered head office of the Company is the town of Lubin.

dlw 7/9

§3

1. The State Treasury is the founder of the Company.
2. The Company was formed as the result of the transformation of the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi on the basis of art. 5 of the law dated 13 July 1990 on the privatization of State-owned enterprises (Dz.U., No. 51, item 298, with later amendments).

§4

1. The Company shall operate on the basis of the Commercial Companies and Partnerships Code and the law dated 30 August 1996 on the commercialization and privatisation of State-owned enterprises (Dz.U. nr. 118, item 561, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations.
2. In the absence of any provisions by the Statutes, the laws cited in section 1 apply.

§5

1. The Company shall operate in the Republic of Poland and abroad.
2. The Company may establish branches, plants, representative offices and other organizational entities, and also accede to and create new economic entities, both in Poland and abroad.

II. SUBJECT OF THE COMPANY'S ACTIVITY

§6

1. The following are the subject of the Company's activities:
   1) the mining of copper ore (13.20.A),
   2) the mining of non-ferrous metals ores (13.20.C),
   3) the excavation of gravel and sand (14.21.Z),
   4) the production of salt (14.40.Z),
   5) the production of copper (27.44.A),
   6) the production of copper products in the form of semi-products (27.44.B),
   7) the production of precious metals (27.41.Z),
   8) the production of lead, zinc and tin (27.43.Z),
   9) the production of other non-ferrous metals (27.45.Z),
   10) the casting of light metals (27.53.Z),
   11) the casting of other non-ferrous metals with the exception of copper and copper alloys (27.54.B),
   12) the forging, pressing, stamping and roll forming of metal; powder metallurgy (28.40.Z),
   13) the management of metallic wastes and scraps (37.10.Z),
   14) the management of industrial wastes (37.20.Z),
   15) wholesale sales based on direct or contractual payments (51.1),
   16) the warehousing, storage and preservation of goods in marine ports (63.12.A),
   17) the warehousing, storage and preservation of goods in river ports (63.12.B),
   18) the warehousing, storage and preservation of goods in other storage facilities (63.12.C),
   19) other financial intermediation (65.2.),
   20) activities connected with the management of holding entities (74.15 Z),
   21) geological-exploratory activities (74.20.B),

22) general construction activities with respect to mining and production facilities (45.21.E),
23) technical research and analysis (74.30.Z),
24) the transport of refuse and wastes (90.00.A),
25) the purification of wastes, including in underground storage facilities (90.00.B),
26) professional rescue activities (75.25.Z),
27) the generation of electrical energy (40.10.A),
28) the distribution of electrical energy (40.10.C),
29) the generation of gas (40.20 A),
30) the distribution of gaseous fuels through a supply network (40.20.B),
31) the generation of steam and hot water (40.30.A),
32) the distribution of steam and hot water (40.30.B),
33) scheduled air transport (62.10.Z),
34) non-scheduled air transport (62.20.Z),
35) reproduction of computer media (22.33.Z),
36) fixed-line telephony and telegraphy (64.20.A),
37) data transmission (64.20.C),
38) other telecommunications services (64.20.G),
39) the rental of office machinery and equipment (71.33.Z),
40) hardware consultancy (72.10.Z),
41) software consultancy (72.20.Z),
42) data processing (72.30.Z),
43) data base activities (72.40.Z),
44) maintenance and repair of office, accounting and computing machinery (72.50.Z),
45) other computer-related activities (72.60.Z),
46) adult and other education, not elsewhere classified (80.42.Z).

2. The figures in brackets in section 1 refer to the Polish Classification of Services (Polska Klasyfikacja Działalności - PKD).

III. SHAREHOLDERS' FUNDS

§7

The founding fund and the enterprise fund of the enterprise referred to in §3 section 2 jointly formed the Company's shareholders' funds.

§8

1. The share capital amounts to PLN 2 000 000 000 (two billion PLN).
2. The share capital of the Company is divided into 200 000 000 (two hundred million) shares, series A with a nominal value of PLN 10 (ten) each, starting from No. A 000000001 to A 200000000.

§9

All Company shares are bearer shares.

§10

The transformation of bearer shares into registered shares is not allowed.

IV. BODIES OF THE COMPANY

§11

The following are the bodies of the Company:

1. The Management Board of the Company;
2. The Supervisory Board; and
3. The General Meeting.

A. MANAGEMENT BOARD OF THE COMPANY

§12

1. The Management Board of the Company shall be composed of 1 to 7 persons, appointed to a mutual term of office. The term of office of the Management Board shall be three consecutive years.
2. The number of members of the Management Board shall be determined by the Supervisory Board.
3. The Supervisory Board appoints and recalls the President of the Management Board, and at his request shall appoint and recall the remaining members of the Management Board, including those persons serving in the capacity of First Vice President and Vice Presidents of the Management Board, with due regard being given to section 5 and sections 7 to 12, concerning the appointment or recall of an employee-elected member of the Management Board.
4. The President of the Management Board must be a person with Polish citizenship resident in the Republic of Poland.
5. The members of the Management Board, including any such chosen by the employees, may be recalled by the Supervisory Board prior to the expiration of their term, which in no way shall interfere with their rights arising from their employment contract or other legal relationship relating to their functioning as a member of the Management Board. The recall of an employee-elected Member of the Management Board may occur following fulfillment of the conditions specified in sections 11-15. In the place of an employee-elected Member of the Management Board, a new Member of the Management Board shall be elected without unnecessary delay. An employee-elected Member of the Management Board, recalled prior to the expiration of their term, may not run for re-election.
6. The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the report of the activity of the Management Board and the financial statement of the Company for the most recent financial year in which they served as a member of the Management Board.
7. Elections for an employee-elected Member of the Management Board shall be ordered by a resolution of the Supervisory Board. Simultaneously, the Supervisory Board shall appoint an Electoral Committee among whose responsibilities is the carrying out of elections.
8. The employees of the Company shall announce their candidates for a Member of the Management Board to the Electoral Committee. Said candidacy should be announced and supported by 15% (fifteen percent) of all employees.

9. Elections for an employee-elected Member of the Management Board shall be carried out in general elections through the direct participation of employees, in secret ballot.
10. Procedures for the carrying out of elections shall be defined by regulations established by the Supervisory Board.
11. Based upon a petition signed by at least 20% (twenty percent) of the employees of the Company, voting may be conducted for the recalling of an employee-elected member of the Management Board.
12. Voting for the recalling of an employee-elected member of the Management Board shall be ordered by the Supervisory Board.
13. Such voting as mentioned in section 12 shall be conducted in accordance with appropriate provisions of the Statutes and the regulation for elections of a member of the Management Board by the employees.
14. The result of elections of an employee-elected member of the Management Board, or the result of voting for their recalling, shall be binding upon the Supervisory Board, as long as in the said voting for either their appointment or recalling at least 50% of the Company's employees have participated.
15. The election and recall of a member of the Management Board chosen by the employees shall require an absolute majority of votes cast.

§13

1. The Management Board of the Company shall manage the Company and represent it in external affairs.
2. The work of the Management Board shall be organized by its President.
3. Any matters involving management of the Company not reserved by law or these Statutes for the General Meeting or the Supervisory Board shall be the responsibility of the Management Board.
4. The presence of at least two-thirds of the Management Board at a meeting shall be required in order for resolutions to be valid. Resolutions of the Management Board shall be adopted by an ordinary majority of votes of those present. In justified circumstances, voting shall be permitted through written means, or through the use of long-distance means of direct communication. In the case of a tie, the President of the Management Board has the deciding vote.
5. The Bylaws of the Management Board shall determine the activities of the Management Board in detail. The Bylaws are adopted by the Management Board and approved by the Supervisory Board.
6. Sections 4 and 5 do not apply to a Management Board consisting of one member.
7. The consent of all the members of the Management Board is required to establish procuration, while procuration may be annulled by any member of the Management Board.

§14

1. Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations of will and sign on behalf of the Company.
2. If the Management Board consists of one member, such member shall be authorised to submit declarations of will and sign on behalf of the Company.

§15

1. On behalf of the Company, the Supervisory Board, which may be represented by a Supervisory Board member pursuant to an authorization granted by the Supervisory Board, shall conclude employment contracts and other agreements with members of the Management Board of the Company.
2. In disputes between the Company and the members of the Management Board, the Company shall be represented by the Supervisory Board which may be represented by a Supervisory Board member acting pursuant to an authorization granted by the Supervisory Board or by plenipotentiaries appointed by a resolution of the General Meeting.

B. SUPERVISORY BOARD

§16

1. The Supervisory Board shall be composed of 7 to 10 persons. The term of office of the Supervisory Board shall last three years. In the case of elections to the Supervisory Board by group voting, the number of members of the Supervisory Board within the aforesaid limit will be set by the General Meeting.
2. The General Meeting shall appoint and recall members of the Supervisory Board for a mutual term of office.
3. The recalling, resignation or death of an employee-elected member of the Supervisory Board shall result in a supplementary election. Such election shall be ordered by the Supervisory Board within 3 weeks.
4. The particular procedure in which employee-elected members of the Supervisory Board are to be elected or recalled, shall be determined in an electoral bylaw adopted by the Supervisory Board.

§17

1. The Supervisory Board shall select from among its members a Chairman of the Supervisory Board, his deputy and, if necessary, a Secretary.
2. The Chairman of the Supervisory Board shall convene meetings of the Supervisory Board and chair them. The Chairman of the Supervisory Board of the previous term of office shall convene and open the first meeting of the newly elected Supervisory Board and chair it until a new Chairman is elected.
3. The Supervisory Board may recall the Chairman, his Deputy and the Secretary at any time.

§18

1. The Supervisory Board should meet when the situation warrants, but in any case no less than once a quarter.
2. The Chairman of the Supervisory Board or his deputy shall also be obliged to convene a meeting of the Supervisory Board on the written request of either the Management Board or of a member of the Supervisory Board. Meetings should take place within two weeks of the request containing the proposed agenda being submitted.

§19

1. All members of the Supervisory Board must be invited to participate in the meetings of the Supervisory Board in order for its resolutions to be valid.
2. The Supervisory Board shall adopt resolutions by an absolute majority of votes in the presence of at least two-thirds of the members of the Supervisory Board.
3. Members of the Supervisory Board may participate in the passage of resolutions by providing their vote in writing through another member of the Supervisory Board. However, voting on issues added to the agenda of a Supervisory Board meeting may not be done in writing.
4. The Supervisory Board may also pass resolutions in written form or through the use of long-distance means of direct communication. A resolution passed in this manner shall be valid if all members of the Supervisory Board were informed of the wording of the proposed resolution.
5. The passage of a resolution in the manner prescribed in sections 3 and 4 does not apply to the election of the chairman of the Supervisory Board and his deputy, the appointment, recall and suspension of members of the Management Board from their duties and the lifting of such suspension.
6. The Supervisory Board shall adopt bylaws specifying the manner in which it is to act, and which should be available to the public.

§20

1. The Supervisory Board shall be responsible for constant supervision of the activity of the Company.
2. In addition to matters provided for by these Statutes, the following in particular shall be the responsibility of the Supervisory Board:
   1) reviewing the unconsolidated and consolidated financial statements and the report of the Management Board on the activity of the Company and the Capital Group for the given financial year,
   2) reviewing the proposals of the Management Board with respect to the distribution of profits or coverage of losses,
   3) submitting to the General Meeting an annual written report on the results of the examinations of the documents referred to in points 1 and 2,
   4) submitting to the General Meeting annual requests for granting approval of the Management Board with respect to its activity,
   5) examining and controlling the activity and financial condition of the Company, and submitting to the Ordinary General Meeting an annual, concise evaluation of the Company situation,
   6) choosing an auditor to audit the statements referred to in point 1,
   7) suspending from their duties for important reasons some or all of the members of the Management Board,
   8) temporarily delegating a member or members of the Supervisory Board to carry out the duties of members of the Management Board who are unable to carry out their duties,
   9) establishing the compensation of members of the Management Board, as well as the conditions of other agreements or contracts concluded with them,
   10) approving the bylaws of the Management Board of the Company,
   11) approving the Company's annual and long-term plans of activity,
   12) stating its opinion on any request of the Management Board addressed to the General Meeting,

13) at the request of the Management Board, expressing its consent to
    a) the purchase and sale of real estate, or of a stake in real estate (this does not require a resolution of the General Meeting),
    b) the granting of guarantees and loans to commercial entities in which the Company owns less than 1/3 of the voting rights at the General Meeting of such entities,
    c) establishing and acceding to commercial partnerships and companies,
    d) disposing of shares in subsidiaries of the Company,
    e) establishing branches, companies, representative offices and other organizational or economic entities abroad,
    f) obtaining or acquiring shares of another Company.
14) appointing and recalling members of the Management Board, with due regard being given to § 12 of the Statutes of the Company.

§21

1. The members of the Supervisory Board shall exercise their rights and perform their duties personally.
2. The remuneration of the members of the Supervisory Board shall be determined by the General Meeting. Remuneration is paid on condition the member is present at the Supervisory Board meeting. Remuneration is payable if the Supervisory Board excuses the absence of the member.
3. The remuneration of Supervisory Board members temporarily assigned to carry out the duties of a member of the Management Board shall be determined by a resolution of the Supervisory Board.

C. GENERAL MEETING

§22

1. A General Meeting shall be ordinary or extraordinary.
2. An Ordinary General Meeting shall be convened by the Management Board of the Company within 6 months of the end of each financial year.
3. Extraordinary General Meetings shall be convened by the Management Board of the Company on its own initiative or at the request of the Supervisory Board, or at the request of shareholders representing at least 1/10 of the share capital.
4. An Extraordinary General Meeting, at the request of either the Supervisory Board or a shareholder, shall be announced within two weeks of the date the request is submitted, and within a timeframe indicated in the request, with due regard to art. 402 §1 of the Commercial Partnerships and Companies Code, or, should there be significant difficulty with the timeframe requested, at the earliest possible date, enabling the General Meeting to discuss those matters which have been submitted for consideration.
5. The Supervisory Board shall convene a General Meeting:
    1) if the Management Board of the Company does not convene an Ordinary General Meeting by the legally-binding deadline, or
    2) if, despite the request referred to in section 3, the Management Board of the Company does not convene a General Meeting by the deadline referred to in section 4.
6. The cancellation of a General Meeting whose agenda contains certain items which were included based on justified requests, or which was convened based on such

a request, may only be carried out with the agreement of the requesting parties. In other cases, a General Meeting may be cancelled if its holding meets with significant difficulties due to force majeure or is clearly unjustified.

7. The cancellation of a General Meeting should be carried out in the same manner as it is convened, insuring meanwhile the least negative effects for the Company and its shareholders, and no less than three weeks prior to the initially-scheduled date.
8. A change in the date of a General Meeting should be carried out in the same manner as it is convened, even if the proposed agenda remains unchanged.

§23

1. The General Meeting may adopt resolutions only on items included on the agenda, subject to any exceptions provided for by law.
2. The items on the agenda shall be determined by the Management Board of the Company, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/10 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. If such request is made after the announcement that a General Meeting is being convened, it shall be treated as a request for the convening of another Extraordinary General Meeting.

§24

General Meetings of Shareholders shall take place either at the Company's registered head office, in Warsaw or in Wrocław.

§25

1. Subject to any exceptions provided for by law, the General Meeting may adopt resolutions if at least 1/3 of the share capital is represented.
2. Unless these Statutes or the law provide otherwise, each share shall entitle its holder to one vote at the General Meeting.
3. Proposed resolutions of the General Meeting, pursuant to the agenda, and together with significant materials related to the resolutions, with due regard to art. 395 § 4 of the Commercial Partnerships and Companies Code, should be provided to shareholders at their request, together with the related justifications and the opinion of the Supervisory Board, in sufficient time for them to be able to review and evaluate these materials prior to the General Meeting.

§26

1. Resolutions of the General Meeting shall be adopted by an ordinary majority of votes cast unless legal provisions or these Statutes provide otherwise.
2. In circumstances foreseen in art. 397 of the Commercial Partnerships and Companies Code, a resolution to dissolve the Company shall require a 3/4 majority of votes cast.

§27

1. Voting shall be open. Secret ballots shall be ordered for elections and on motions for the recall, suspension of duties, or lifting of such suspension, of members of the

bodies of the Company or liquidators of the Company, or for calling them to account, as well as in personal matters. In addition, secret ballots shall be ruled at the request of at least one person of those present authorised to vote.

2. Resolutions on changing the scope of the Company's activity shall be adopted by open roll call voting.

§28

1. The General Meeting shall be opened by the Chairman of the Supervisory Board or his deputy, after which a chairman shall be elected from among persons authorised to vote.
2. The General Meeting shall adopt a bylaw setting forth in detail the procedure in which meetings are to be conducted.
3. Members of the Supervisory Board and members of the Management Board should be present during the General Meeting. This does not include General Meetings whose agendas contain matters which do not require that all members of the Supervisory Board, or all members of the Management Board, be present in order for the General Meeting to be able to discuss them.
4. The Management Board of the Company is obligated to insure the presence of the Company auditor at those General Meetings whose agenda includes a review of Company financial matters.

§29

1. The following are the responsibilities of the General Meeting:

1) examining and approving the report of the Management Board on the Company's activity and the financial statements, including the consolidated financial report of the Capital Group of the Company, for the prior financial year,
2) adopting resolutions on distribution of profits or coverage of losses,
3) acknowledging fulfillment of duties performed by members of the bodies of the Company,
4) changing the subject of the Company's activity,
5) amending the Company Statutes,
6) increasing or decreasing the share capital,
7) the manner and conditions for retiring shares,
8) merging, splitting and transforming the Company,
9) dissolving and liquidating the Company,
10) issuing convertible bonds or senior bonds,
11) consenting to the disposal and lease of an enterprise or of an organised part thereof, as well as the attachment of limited property rights to same,
12) all decisions relating to claims for redress of damage suffered during the establishment of the Company, or from management or supervisory activities,
13) purchase of the Company's own shares, which are to be offered to employees or persons who were employed by the Company or by related companies for a period of at least three years,
14) establishing principles for the compensation of members of the Supervisory Board.

2. Apart from the matters referred to in section 1, resolutions of the General Meeting are required for matters specified in the Commercial Partnerships and Companies Code.

3. With the exception of the responsibilities referred to in section 1, point 3 and point 14, the General Meeting shall carry out the responsibilities referred to in point 1 at the request of the Management Board submitted together with the report or written opinion of the Supervisory Board. The opinion of the Management Board and Supervisory Board should be obtained regarding any request from shareholders in these matters. The absence of the opinion of the Management Board and Supervisory Board shall not prevent a matter from being examined.

§30

Provided appropriate legal provisions are complied with, the subject of the Company's activity may be changed without the obligation to retire shares in compliance with art. 417 §4 of the Commercial Partnerships and Companies Code.

V. BOOKS AND ACCOUNTS OF THE COMPANY

§31

The organisation of the Company's business shall be determined in an organizational bylaw adopted by the Management Board.

§32

1. The Company shall keep its accounts in accordance with legal provisions in force.
2. The financial year shall be the calendar year.

§33

1. The Company shall create the following capital and funds:
   1) share capital,
   2) reserve capital,
   3) revaluation reserve capital,
   4) other reserve capital,
   5) company social benefits fund,
   6) mine closure fund, and
   7) other special funds.
2. The Company may create and dissolve other special funds at the beginning of, and during, the financial year on the basis of a resolution of the General Meeting.
3. The Company may use part of the reserve capital in an amount exceeding the value of 1/3 of the share capital to cover shares in the increased share capital or for another purpose specified in a resolution of the General Meeting.

§34

1. Within three months of the end of the financial year the Management Board shall prepare and submit to the Supervisory Board a report on the activity of the Company and the financial statements for the previous financial year.
2. The Supervisory Board is obligated to submit to the Ordinary General Meeting an annual, concise evaluation of the Company situation, which should be included in the Annual Report of the Company and made available to shareholders in sufficient time to enable them to review and evaluate these materials prior to the General Meeting.

§35

1. The General Meeting shall determine how the net profit is to be designated by a resolution.
2. The General Meeting shall make deductions from the profit to the reserve capital in an amount which is at least that required by law until the reserve capital amounts to at least one-third of the share capital.
3. The General Meeting may designate part of the profit for:
   1) other capital and funds or other purposes specified in a resolution of the General Meeting, and
   2) a shareholders' dividend.
4. The rights date for dividends and the date for payment of dividends shall be set by the General Meeting and announced by the Management Board of the Company. Payment of dividends should commence within two months of the date the resolution on distribution of profits is adopted.

VI. FINAL PROVISIONS

§36

The Company shall place its announcements in the bulletin Monitor Sądowy i Gospodarczy or in the bulletin Monitor Polski B, in accordance with regulations currently in force.

Legal basis:
(§49, section 1, point 2b Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*08 July 2003*	*No of sheets:*	*12*

Announcement also provided to required statutory authorities

Current report 37/2003

The Management Board of KGHM Polska Miedź S.A. announces that it has received a ruling of the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration dated 21 June 2003 on registration in the National Corporate Register of changes to the Statutes of the Company, passed by resolution Nr 13/2003 of the Ordinary General Meeting on 29 May 2003, based on the following changes: to para. 19 section 6; para. 20 section 2 point 5; para. 22 section 4; the addition in para. 22 of sections 6, 7 and 8; the addition in para. 25 of section 3; the addition in para. 28 of sections 3 and 4; and the redesignation of the contents of para. 34 as section 1 and the addition of para. 2 therein. The Court of Registration rejected registration of the change relating to § 22 section 3 of the Statutes, which had been based on the addition of a second sentence having the wording „A request for the convening of a General Meeting, and for the insertion of specific points in the agenda, should be justified in writing by the party making the request" .

Following is the text of the Statutes reflecting these changes, registered under National Court of Registration number 0000023302.

The Statutes of KGHM Polska Miedź Spółka Akcyjna (joint stock company) with its registered head office in Lubin

I. GENERAL PROVISIONS

§1

1. The name of the Company shall be KGHM Polska Miedź Spółka Akcyjna.
2. The Company may use the abbreviation KGHM Polska Miedź S.A.

§2

The registered head office of the Company is the town of Lubin.

§3

1. The State Treasury is the founder of the Company.
2. The Company was formed as the result of the transformation of the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi on the basis of art. 5 of the law dated 13 July 1990 on the privatization of State-owned enterprises (Dz.U., No. 51, item 298, with later amendments).

§4

1. The Company shall operate on the basis of the Commercial Companies and Partnerships Code and the law dated 30 August 1996 on the commercialization and privatisation of State-owned enterprises (Dz.U. nr. 118, item 561, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations.
2. In the absence of any provisions by the Statutes, the laws cited in section 1 apply.

§5

1. The Company shall operate in the Republic of Poland and abroad.
2. The Company may establish branches, plants, representative offices and other organizational entities, and also accede to and create new economic entities, both in Poland and abroad.

II. SUBJECT OF THE COMPANY'S ACTIVITY

§6

1. The following are the subject of the Company's activities:
   1) the mining of copper ore (13.20.A),
   2) the mining of non-ferrous metals ores (13.20.C),
   3) the excavation of gravel and sand (14.21.Z),
   4) the production of salt (14.40.Z),
   5) the production of copper (27.44.A),
   6) the production of copper products in the form of semi-products (27.44.B),
   7) the production of precious metals (27.41.Z),
   8) the production of lead, zinc and tin (27.43.Z),
   9) the production of other non-ferrous metals (27.45.Z),
   10) the casting of light metals (27.53.Z),
   11) the casting of other non-ferrous metals with the exception of copper and copper alloys (27.54.B),
   12) the forging, pressing, stamping and roll forming of metal; powder metallurgy (28.40.Z),
   13) the management of metallic wastes and scraps (37.10.Z),
   14) the management of industrial wastes (37.20.Z),
   15) wholesale sales based on direct or contractual payments (51.1),
   16) the warehousing, storage and preservation of goods in marine ports (63.12.A),
   17) the warehousing, storage and preservation of goods in river ports (63.12.B),
   18) the warehousing, storage and preservation of goods in other storage facilities (63.12.C),
   19) other financial intermediation (65.2.),
   20) activities connected with the management of holding entities (74.15 Z),
   21) geological-exploratory activities (74.20.B),

22) general construction activities with respect to mining and production facilities (45.21.E),
23) technical research and analysis (74.30.Z),
24) the transport of refuse and wastes (90.00.A),
25) the purification of wastes, including in underground storage facilities (90.00.B),
26) professional rescue activities (75.25.Z),
27) the generation of electrical energy (40.10.A),
28) the distribution of electrical energy (40.10.C),
29) the generation of gas (40.20 A),
30) the distribution of gaseous fuels through a supply network (40.20.B),
31) the generation of steam and hot water (40.30.A),
32) the distribution of steam and hot water (40.30.B),
33) scheduled air transport (62.10.Z),
34) non-scheduled air transport (62.20.Z),
35) reproduction of computer media (22.33.Z),
36) fixed-line telephony and telegraphy (64.20.A),
37) data transmission (64.20.C),
38) other telecommunications services (64.20.G),
39) the rental of office machinery and equipment (71.33.Z),
40) hardware consultancy (72.10.Z),
41) software consultancy (72.20.Z),
42) data processing (72.30.Z),
43) data base activities (72.40.Z),
44) maintenance and repair of office, accounting and computing machinery (72.50.Z),
45) other computer-related activities (72.60.Z),
46) adult and other education, not elsewhere classified (80.42.Z).

2. The figures in brackets in section 1 refer to the Polish Classification of Services (Polska Klasyfikacja Działalności - PKD).

III. SHAREHOLDERS' FUNDS

§7

The founding fund and the enterprise fund of the enterprise referred to in §3 section 2 jointly formed the Company's shareholders' funds.

§8

1. The share capital amounts to PLN 2 000 000 000 (two billion PLN).
2. The share capital of the Company is divided into 200 000 000 (two hundred million) shares, series A with a nominal value of PLN 10 (ten) each, starting from No. A 000000001 to A 200000000.

§9

All Company shares are bearer shares.

§10

The transformation of bearer shares into registered shares is not allowed.

IV. BODIES OF THE COMPANY

§11

The following are the bodies of the Company:

1. The Management Board of the Company;
2. The Supervisory Board; and
3. The General Meeting.

A. MANAGEMENT BOARD OF THE COMPANY

§12

1. The Management Board of the Company shall be composed of 1 to 7 persons, appointed to a mutual term of office. The term of office of the Management Board shall be three consecutive years.
2. The number of members of the Management Board shall be determined by the Supervisory Board.
3. The Supervisory Board appoints and recalls the President of the Management Board, and at his request shall appoint and recall the remaining members of the Management Board, including those persons serving in the capacity of First Vice President and Vice Presidents of the Management Board, with due regard being given to section 5 and sections 7 to 12, concerning the appointment or recall of an employee-elected member of the Management Board.
4. The President of the Management Board must be a person with Polish citizenship resident in the Republic of Poland.
5. The members of the Management Board, including any such chosen by the employees, may be recalled by the Supervisory Board prior to the expiration of their term, which in no way shall interfere with their rights arising from their employment contract or other legal relationship relating to their functioning as a member of the Management Board. The recall of an employee-elected Member of the Management Board may occur following fulfillment of the conditions specified in sections 11-15. In the place of an employee-elected Member of the Management Board, a new Member of the Management Board shall be elected without unnecessary delay. An employee-elected Member of the Management Board, recalled prior to the expiration of their term, may not run for re-election.
6. The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the report of the activity of the Management Board and the financial statement of the Company for the most recent financial year in which they served as a member of the Management Board.
7. Elections for an employee-elected Member of the Management Board shall be ordered by a resolution of the Supervisory Board. Simultaneously, the Supervisory Board shall appoint an Electoral Committee among whose responsibilities is the carrying out of elections.
8. The employees of the Company shall announce their candidates for a Member of the Management Board to the Electoral Committee. Said candidacy should be announced and supported by 15% (fifteen percent) of all employees.

9. Elections for an employee-elected Member of the Management Board shall be carried out in general elections, through the direct participation of employees, in secret ballot.
10. Procedures for the carrying out of elections shall be defined by regulations established by the Supervisory Board.
11. Based upon a petition signed by at least 20% (twenty percent) of the employees of the Company, voting may be conducted for the recalling of an employee-elected member of the Management Board.
12. Voting for the recalling of an employee-elected member of the Management Board shall be ordered by the Supervisory Board.
13. Such voting as mentioned in section 12 shall be conducted in accordance with appropriate provisions of the Statutes and the regulation for elections of a member of the Management Board by the employees.
14. The result of elections of an employee-elected member of the Management Board, or the result of voting for their recalling, shall be binding upon the Supervisory Board, as long as in the said voting for either their appointment or recalling at least 50% of the Company's employees have participated.
15. The election and recall of a member of the Management Board chosen by the employees shall require an absolute majority of votes cast.

§13

1. The Management Board of the Company shall manage the Company and represent it in external affairs.
2. The work of the Management Board shall be organized by its President.
3. Any matters involving management of the Company not reserved by law or these Statutes for the General Meeting or the Supervisory Board shall be the responsibility of the Management Board.
4. The presence of at least two-thirds of the Management Board at a meeting shall be required in order for resolutions to be valid. Resolutions of the Management Board shall be adopted by an ordinary majority of votes of those present. In justified circumstances, voting shall be permitted through written means, or through the use of long-distance means of direct communication. In the case of a tie, the President of the Management Board has the deciding vote.
5. The Bylaws of the Management Board shall determine the activities of the Management Board in detail. The Bylaws are adopted by the Management Board and approved by the Supervisory Board.
6. Sections 4 and 5 do not apply to a Management Board consisting of one member.
7. The consent of all the members of the Management Board is required to establish procuration, while procuration may be annulled by any member of the Management Board.

§14

1. Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations of will and sign on behalf of the Company.
2. If the Management Board consists of one member, such member shall be authorised to submit declarations of will and sign on behalf of the Company.

§15

1. On behalf of the Company, the Supervisory Board, which may be represented by a Supervisory Board member pursuant to an authorization granted by the Supervisory Board, shall conclude employment contracts and other agreements with members of the Management Board of the Company.
2. In disputes between the Company and the members of the Management Board, the Company shall be represented by the Supervisory Board which may be represented by a Supervisory Board member acting pursuant to an authorization granted by the Supervisory Board or by plenipotentiaries appointed by a resolution of the General Meeting.

B. SUPERVISORY BOARD

§16

1. The Supervisory Board shall be composed of 7 to 10 persons. The term of office of the Supervisory Board shall last three years. In the case of elections to the Supervisory Board by group voting, the number of members of the Supervisory Board within the aforesaid limit will be set by the General Meeting.
2. The General Meeting shall appoint and recall members of the Supervisory Board for a mutual term of office.
3. The recalling, resignation or death of an employee-elected member of the Supervisory Board shall result in a supplementary election. Such election shall be ordered by the Supervisory Board within 3 weeks.
4. The particular procedure in which employee-elected members of the Supervisory Board are to be elected or recalled, shall be determined in an electoral bylaw adopted by the Supervisory Board.

§17

1. The Supervisory Board shall select from among its members a Chairman of the Supervisory Board, his deputy and, if necessary, a Secretary.
2. The Chairman of the Supervisory Board shall convene meetings of the Supervisory Board and chair them. The Chairman of the Supervisory Board of the previous term of office shall convene and open the first meeting of the newly elected Supervisory Board and chair it until a new Chairman is elected.
3. The Supervisory Board may recall the Chairman, his Deputy and the Secretary at any time.

§18

1. The Supervisory Board should meet when the situation warrants, but in any case no less than once a quarter.
2. The Chairman of the Supervisory Board or his deputy shall also be obliged to convene a meeting of the Supervisory Board on the written request of either the Management Board or of a member of the Supervisory Board. Meetings should take place within two weeks of the request containing the proposed agenda being submitted.

§19

1. All members of the Supervisory Board must be invited to participate in the meetings of the Supervisory Board in order for its resolutions to be valid.
2. The Supervisory Board shall adopt resolutions by an absolute majority of votes in the presence of at least two-thirds of the members of the Supervisory Board.
3. Members of the Supervisory Board may participate in the passage of resolutions by providing their vote in writing through another member of the Supervisory Board. However, voting on issues added to the agenda of a Supervisory Board meeting may not be done in writing.
4. The Supervisory Board may also pass resolutions in written form or through the use of long-distance means of direct communication. A resolution passed in this manner shall be valid if all members of the Supervisory Board were informed of the wording of the proposed resolution.
5. The passage of a resolution in the manner prescribed in sections 3 and 4 does not apply to the election of the chairman of the Supervisory Board and his deputy, the appointment, recall and suspension of members of the Management Board from their duties and the lifting of such suspension.
6. The Supervisory Board shall adopt bylaws specifying the manner in which it is to act, and which should be available to the public.

§20

1. The Supervisory Board shall be responsible for constant supervision of the activity of the Company.
2. In addition to matters provided for by these Statutes, the following in particular shall be the responsibility of the Supervisory Board:
   1) reviewing the unconsolidated and consolidated financial statements and the report of the Management Board on the activity of the Company and the Capital Group for the given financial year,
   2) reviewing the proposals of the Management Board with respect to the distribution of profits or coverage of losses,
   3) submitting to the General Meeting an annual written report on the results of the examinations of the documents referred to in points 1 and 2,
   4) submitting to the General Meeting annual requests for granting approval of the Management Board with respect to its activity,
   5) examining and controlling the activity and financial condition of the Company, and submitting to the Ordinary General Meeting an annual, concise evaluation of the Company situation,
   6) choosing an auditor to audit the statements referred to in point 1,
   7) suspending from their duties for important reasons some or all of the members of the Management Board,
   8) temporarily delegating a member or members of the Supervisory Board to carry out the duties of members of the Management Board who are unable to carry out their duties,
   9) establishing the compensation of members of the Management Board, as well as the conditions of other agreements or contracts concluded with them,
   10) approving the bylaws of the Management Board of the Company,
   11) approving the Company's annual and long-term plans of activity,
   12) stating its opinion on any request of the Management Board addressed to the General Meeting,

13) at the request of the Management Board, expressing its consent to
 a) the purchase and sale of real estate, or of a stake in real estate (this does not require a resolution of the General Meeting),
 b) the granting of guarantees and loans to commercial entities in which the Company owns less than 1/3 of the voting rights at the General Meeting of such entities,
 c) establishing and acceding to commercial partnerships and companies,
 d) disposing of shares in subsidiaries of the Company,
 e) establishing branches, companies, representative offices and other organizational or economic entities abroad,
 f) obtaining or acquiring shares of another Company.
14) appointing and recalling members of the Management Board, with due regard being given to § 12 of the Statutes of the Company.

§21

1. The members of the Supervisory Board shall exercise their rights and perform their duties personally.
2. The remuneration of the members of the Supervisory Board shall be determined by the General Meeting. Remuneration is paid on condition the member is present at the Supervisory Board meeting. Remuneration is payable if the Supervisory Board excuses the absence of the member.
3. The remuneration of Supervisory Board members temporarily assigned to carry out the duties of a member of the Management Board shall be determined by a resolution of the Supervisory Board.

C. GENERAL MEETING

§22

1. A General Meeting shall be ordinary or extraordinary.
2. An Ordinary General Meeting shall be convened by the Management Board of the Company within 6 months of the end of each financial year.
3. Extraordinary General Meetings shall be convened by the Management Board of the Company on its own initiative or at the request of the Supervisory Board, or at the request of shareholders representing at least 1/10 of the share capital.
4. An Extraordinary General Meeting, at the request of either the Supervisory Board or a shareholder, shall be announced within two weeks of the date the request is submitted, and within a timeframe indicated in the request, with due regard to art. 402 §1 of the Commercial Partnerships and Companies Code, or, should there be significant difficulty with the timeframe requested, at the earliest possible date, enabling the General Meeting to discuss those matters which have been submitted for consideration.
5. The Supervisory Board shall convene a General Meeting:
 1) if the Management Board of the Company does not convene an Ordinary General Meeting by the legally-binding deadline, or
 2) if, despite the request referred to in section 3, the Management Board of the Company does not convene a General Meeting by the deadline referred to in section 4.
6. The cancellation of a General Meeting whose agenda contains certain items which were included based on justified requests, or which was convened based on such

a request, may only be carried out with the agreement of the requesting parties. In other cases, a General Meeting may be cancelled if its holding meets with significant difficulties due to force majeure or is clearly unjustified.

7. The cancellation of a General Meeting should be carried out in the same manner as it is convened, insuring meanwhile the least negative effects for the Company and its shareholders, and no less than three weeks prior to the initially-scheduled date.
8. A change in the date of a General Meeting should be carried out in the same manner as it is convened, even if the proposed agenda remains unchanged.

§23

1. The General Meeting may adopt resolutions only on items included on the agenda, subject to any exceptions provided for by law.
2. The items on the agenda shall be determined by the Management Board of the Company, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/10 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. If such request is made after the announcement that a General Meeting is being convened, it shall be treated as a request for the convening of another Extraordinary General Meeting.

§24

General Meetings of Shareholders shall take place either at the Company's registered head office, in Warsaw or in Wrocław.

§25

1. Subject to any exceptions provided for by law, the General Meeting may adopt resolutions if at least 1/3 of the share capital is represented.
2. Unless these Statutes or the law provide otherwise, each share shall entitle its holder to one vote at the General Meeting.
3. Proposed resolutions of the General Meeting, pursuant to the agenda, and together with significant materials related to the resolutions, with due regard to art. 395 § 4 of the Commercial Partnerships and Companies Code, should be provided to shareholders at their request, together with the related justifications and the opinion of the Supervisory Board, in sufficient time for them to be able to review and evaluate these materials prior to the General Meeting.

§26

1. Resolutions of the General Meeting shall be adopted by an ordinary majority of votes cast unless legal provisions or these Statutes provide otherwise.
2. In circumstances foreseen in art. 397 of the Commercial Partnerships and Companies Code, a resolution to dissolve the Company shall require a 3/4 majority of votes cast.

§27

1. Voting shall be open. Secret ballots shall be ordered for elections and on motions for the recall, suspension of duties, or lifting of such suspension, of members of the

bodies of the Company or liquidators of the Company, or for calling them to account, as well as in personal matters. In addition, secret ballots shall be ruled at the request of at least one person of those present authorised to vote.

2. Resolutions on changing the scope of the Company's activity shall be adopted by open roll call voting.

§28

1. The General Meeting shall be opened by the Chairman of the Supervisory Board or his deputy, after which a chairman shall be elected from among persons authorised to vote.
2. The General Meeting shall adopt a bylaw setting forth in detail the procedure in which meetings are to be conducted.
3. Members of the Supervisory Board and members of the Management Board should be present during the General Meeting. This does not include General Meetings whose agendas contain matters which do not require that all members of the Supervisory Board, or all members of the Management Board, be present in order for the General Meeting to be able to discuss them.
4. The Management Board of the Company is obligated to insure the presence of the Company auditor at those General Meetings whose agenda includes a review of Company financial matters.

§29

1. The following are the responsibilities of the General Meeting:

1) examining and approving the report of the Management Board on the Company's activity and the financial statements, including the consolidated financial report of the Capital Group of the Company, for the prior financial year,
2) adopting resolutions on distribution of profits or coverage of losses,
3) acknowledging fulfillment of duties performed by members of the bodies of the Company,
4) changing the subject of the Company's activity,
5) amending the Company Statutes,
6) increasing or decreasing the share capital,
7) the manner and conditions for retiring shares,
8) merging, splitting and transforming the Company,
9) dissolving and liquidating the Company,
10) issuing convertible bonds or senior bonds,
11) consenting to the disposal and lease of an enterprise or of an organised part thereof, as well as the attachment of limited property rights to same,
12) all decisions relating to claims for redress of damage suffered during the establishment of the Company, or from management or supervisory activities,
13) purchase of the Company's own shares, which are to be offered to employees or persons who were employed by the Company or by related companies for a period of at least three years,
14) establishing principles for the compensation of members of the Supervisory Board.

2. Apart from the matters referred to in section 1, resolutions of the General Meeting are required for matters specified in the Commercial Partnerships and Companies Code.

3. With the exception of the responsibilities referred to in section 1, point 3 and point 14, the General Meeting shall carry out the responsibilities referred to in point 1 at the request of the Management Board submitted together with the report or written opinion of the Supervisory Board. The opinion of the Management Board and Supervisory Board should be obtained regarding any request from shareholders in these matters. The absence of the opinion of the Management Board and Supervisory Board shall not prevent a matter from being examined.

§30

Provided appropriate legal provisions are complied with, the subject of the Company's activity may be changed without the obligation to retire shares in compliance with art. 417 §4 of the Commercial Partnerships and Companies Code.

V. BOOKS AND ACCOUNTS OF THE COMPANY

§31

The organisation of the Company's business shall be determined in an organizational bylaw adopted by the Management Board.

§32

1. The Company shall keep its accounts in accordance with legal provisions in force.
2. The financial year shall be the calendar year.

§33

1. The Company shall create the following capital and funds:
   1) share capital,
   2) reserve capital,
   3) revaluation reserve capital,
   4) other reserve capital,
   5) company social benefits fund.
   6) mine closure fund, and
   7) other special funds.
2. The Company may create and dissolve other special funds at the beginning of, and during, the financial year on the basis of a resolution of the General Meeting.
3. The Company may use part of the reserve capital in an amount exceeding the value of 1/3 of the share capital to cover shares in the increased share capital or for another purpose specified in a resolution of the General Meeting.

§34

1. Within three months of the end of the financial year the Management Board shall prepare and submit to the Supervisory Board a report on the activity of the Company and the financial statements for the previous financial year.
2. The Supervisory Board is obligated to submit to the Ordinary General Meeting an annual, concise evaluation of the Company situation, which should be included in the Annual Report of the Company and made available to shareholders in sufficient time to enable them to review and evaluate these materials prior to the General Meeting.

§35

1. The General Meeting shall determine how the net profit is to be designated by a resolution.
2. The General Meeting shall make deductions from the profit to the reserve capital in an amount which is at least that required by law until the reserve capital amounts to at least one-third of the share capital.
3. The General Meeting may designate part of the profit for:
   1) other capital and funds or other purposes specified in a resolution of the General Meeting, and
   2) a shareholders' dividend.
4. The rights date for dividends and the date for payment of dividends shall be set by the General Meeting and announced by the Management Board of the Company. Payment of dividends should commence within two months of the date the resolution on distribution of profits is adopted.

VI. FINAL PROVISIONS

§36

The Company shall place its announcements in the bulletin Monitor Sądowy i Gospodarczy or in the bulletin Monitor Polski B, in accordance with regulations currently in force.

Legal basis:
(§49, section 1, point 2b Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek